SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes

No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2007, incorporated by reference herein:

Exhibit

99.1 Release dated April 12, 2007, entitled “EMPEROR ANNOUNCES SALE OF PORGERA
        INTEREST ”

99.2 Release dated April 12, 2007, entitled “ SALE OF DRDGOLD’S INTEREST IN PORGERA
        TO BARRACK AND FURTHER CAUTIONARY ANNOUNCEMENT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April 13, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN: 086 277 616
JSE trading symbol: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)

EMPEROR ANNOUNCES SALE OF PORGERA INTEREST

12 APRIL 2007: Emperor Mines Limited (ASX: EMP) (“Emperor”) announced today that it has entered into a conditional agreement to sell its 20% interest in the Porgera Joint Venture (“the PJV”) to Barrick Gold
Corporation (“Barrick”).

The Porgera gold mine is located in Enga Province in the highlands of Papua New Guinea, some 600km north west of the capital, Port Moresby.

Barrick currently owns 75% of the PJV, acquired following Barrick’s acquisition of Placer Dome Inc in
2006, and is responsible for operating and managing the mine. Mineral Resources Enga Limited (“MRE”)
holds the remaining 5% interest in the PJV.

Total consideration for the transaction is US$250 million plus an additional adjustment amount, to be paid in cash. The effective date of the transaction is April 1 2007, and completion is expected to occur within four months (subject to the timing of receipt of the relevant regulatory approvals).

The transaction is subject to a number of conditions including the approval of Emperor and DRDGOLD
Limited (“DRDGOLD”) shareholders, certain PNG regulatory approvals and any other relevant regulatory approvals, and the approval of Emperor’s financiers, the ANZ Bank.

Emperor’s Board of Directors intends to recommend that its shareholders vote in favour of the proposed transaction. Emperor has been advised by its 78% shareholder, DRDGOLD, that it is supportive of the proposed transaction and that the DRDGOLD Board intends to recommend its shareholders vote in favour of the proposed transaction at a special shareholder meeting.

The sale of Emperor’s 20% interest in the PJV is subject to MRE waiving its pre-emptive rights under the
PJV agreements. Should MRE elect to exercise its pre-emptive rights, Emperor will proceed to complete the sale of its 20% interest in the PJV to both Barrick and MRE in accordance with the PJV pre-emptive rights process.

Brad Gordon, Chief Executive Officer of Emperor Mines Limited, said earlier today that the sale provided an opportunity for the company to clear debt.

“We are pleased to have secured a full price for our interest in Porgera,” Mr Gordon said.

The transaction follows Emperor’s announcement of 1 February 2007 that the company would be pursuing a restructuring plan in order to retire debt and realise the full potential of the company’s assets. Following completion of the transaction, Emperor will have no debt and will have cash resources of approximately
A$130 million.

Emperor’s key mining assets will comprise of the wholly-owned Tolukuma gold mine, as well as a significant copper/gold exploration portfolio incorporating over 5,000km2 of exploration tenements in mineral-rich Papua New Guinea.

In due course, Emperor expects to make more detailed announcements regarding its future strategy.

“We will provide ongoing support for the improvements that are being implemented at the Tolukuma mine”
Mr Gordon said.

In connection with the Porgera transaction, Emperor has granted Barrick the option of subscribing for up to
153 325 943 Emperor shares (approximately 13% of Emperor’s capital, post issue) at any time prior to the date that is 10 days after the Emperor shareholder meeting to be held to consider the transaction.

The subscription price for the option is to be determined by the volume weighted average price of Emperor shares on the ASX over the 5 trading day period immediately preceding Barrick notifying Emperor of its election to subscribe for those shares.

A notice of meeting containing full details of the transaction is expected to be dispatched to shareholders shortly.

Rothschild Australia Limited acted as financial adviser to Emperor in relation to the transaction. Franklyn
Legal acted as legal adviser.

Further Information
Tel +61 7 3007 8000
Tel +61 7 3007 8023

Johannesburg
12 April 2007

Sponsor
Standard Bank

Brad Gordon
Chief Executive Officer
Emperor Mines Limited
Patrick Bindon
Director – Corporation Communications
Emperor Mines Limited

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN: 086 277 616
JSE trading symbol: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)

SALE OF DRDGOLD’S INTEREST IN PORGERA TO BARRICK AND FURTHER CAUTIONARY
ANNOUNCEMENT

DRDGOLD’s Australian subsidiary, Emperor Mines Limited (“Emperor”) announced today that it has entered into an agreement to sell its 20% interest in the Porgera Joint Venture (“Porgera”) to Barrick Gold
Corporation (“Barrick”) (“the transaction”).

The total consideration for the transaction is US$250 million plus an additional adjustment amount, to be paid in cash. The effective date of the transaction is 1 April 2007 and completion is expected to occur within four months (subject to the timing of receipt of the relevant regulatory approvals).

The transaction is subject to the approval of Emperor and DRDGOLD shareholders, as well as certain regulatory approvals and the approval of Emperor’s financiers, Australia and New Zealand Banking Group
Limited. The board of DRDGOLD is supportive of the transaction.

John Sayers, CEO of DRDGOLD commented: “The transaction delivers significant value to all shareholders of Emperor, including DRDGOLD. The sale price represents a full price for Emperor’s interest in Porgera.
Importantly, proceeds from the divestment of Porgera will allow Emperor to repay debt.”

Following the sale of Porgera, Emperor’s key assets will include the wholly-owned Tolukuma gold mine, as well as a significant Papua New Guinea gold and copper/gold exploration portfolio. In due course, Emperor expects to make a more detailed announcement in relation to its future strategy.

For further information, please refer to Emperor’s announcement to the Australian Securities Exchange, as published by DRDGOLD on SENS today, 12 April 2007.

As a result of the above, DRDGOLD shareholders are referred to the cautionary announcement published on
SENS on 26 March 2007 and are advised to continue to exercise caution when dealing in DRDGOLD’s securities until a full announcement is made.

Johannesburg
12 April 2007

Sponsor
Standard Bank